Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 27, 2015

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on Tuesday, October 27, 2015 at 10:00 am (Curaçao time). The sole purpose of the Meeting is to approve amendments to the Company’s Articles of Association that (i) increase the number of common shares that the Company is authorized to issue from fifty-four million (54,000,000) to seventy million (70,000,000), (ii) correspondingly increase the authorized nominal capital of the Company from five hundred and fifty thousand Euro (€ 550,000.00) to seven hundred ten thousand Euro (€ 710,000.00), divided into (a) seventy million (70,000,000) common shares, par value one Eurocent (€ 0.01) per share and (b) one million (1,000,000) preferred shares, par value of one Eurocent (€ 0.01) per share, (iii) update the Articles of Association by deleting references to the Netherlands Antilles, which dissolved in October 2010, as the Company’s country of domicile, and replacing them with references to Curaçao, and (iv) enable the sending of proxy materials by the Company to its shareholders in respect of a general shareholder meeting other than by mail and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication.

We will also transact such other business and take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on Wednesday, September 30, 2015 has been fixed as the record date for the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction card as promptly as possible in the enclosed stamped envelope. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://www.sapiens.com/special-meeting-October 2015/proxy.

In accordance with the requirements of Curaçao law, the draft of the deed of amendment that will be filed in Curaçao to effect the proposed amendments to the Company’s Articles of Association is deposited at the offices of the Company for inspection by the Company’s shareholders and will remain available for inspection until the conclusion of the Meeting.

By Order of the Board of Directors

Roni Al Dor

Director, President and Chief Executive Officer

Curaçao

September 24, 2015

PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

Curaçao

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 27, 2015

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors” or “Board”) of Sapiens International Corporation N.V. (the “Company” or “Sapiens”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”) of the Company to be held on Tuesday, October 27, 2015 at 10:00 am (Curaçao time), and at any adjournment thereof, each to be held at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao. Business will be conducted at the Meeting in accordance with the procedures determined by the presiding officer and will generally be limited to matters promptly brought before the Meeting by, or at the request of, the Board of Directors or its Chairman.

Agenda Item

The sole proposal on the agenda for the Meeting is the following:

Approval of amendments to the Company’s Articles of Association that (i) increase the number of common shares, par value one Eurocent (€ 0.01) per share (“Common Shares”) that the Company is authorized to issue from fifty-four million (54,000,000) to seventy million (70,000,000), (ii) correspondingly increase the authorized nominal capital of the Company from five hundred and fifty thousand Euro (€ 550,000.00) to seven hundred ten thousand Euro (€ 710,000.00), divided into (a) seventy million (70,000,000) Common Shares with a par value of one Eurocent (€ 0.01) each and (b) one million (1,000,000) preferred shares with a par value of one Eurocent (€ 0.01) each, (iii) update the Articles of Association by deleting references to the Netherlands Antilles, which dissolved in October 2010, as the Company’s country of domicile, and replacing them with references to Curaçao, and (iv) enable the sending of proxy materials by the Company to its shareholders in respect of a general shareholder meeting other than by mail, and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication.

We will also transact such other business and take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

VOTING PROCEDURE

Each shareholder of record of Common Shares at the close of business on September 30, 2015 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by a shareholder is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Association of the Company state that no action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which the quorum requirements shall not apply. The resolution proposed pursuant to the sole agenda item at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved, but the Common Shares represented thereby are considered present for purposes of the quorum requirements.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy. The Company was incorporated in the Dutch Antilles, but in October 2010, following the dissolution of the Dutch Antilles, the Company became a resident of the Island of Curaçao. As required by the Company’s Articles of Association, general meetings of shareholders must be held in Curaçao. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your Common Shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/special-meeting-October 2015/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your Common Shares) and return it to the Company's Corporate Secretary via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner.

If your Common Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must bring a statement showing your ownership of Common Shares as of the record date and also obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you own Common Shares that are traded through the Tel Aviv Stock Exchange (the “TASE”), you may only vote your shares in one of the following ways: (a) By mail, e-mail or fax: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on September 24, 2015 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

A shareholder submitting a proxy via mail, e-mail or fax may revoke such proxy at any time prior to commencement of the Meeting by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy. In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18 Holon, 588 5800 Israel , Israel, Attention: Corporate Secretary. If it is not revoked, the shares represented will be voted in accordance with the proxy or other voting instruction.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. The form of proxy is being mailed to shareholders and being posted on the following website— http://www.sapiens.com/special-meeting-October 2015/proxy — on or about October 2, 2015. The submission of completed, signed proxy cards via mail will be the primary means by which the Company expects to receive shareholders’ votes for the Meeting. Furthermore, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including any postage, printing and handling charges related to mailing of physical copies of this Proxy Statement and/or proxy cards, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Common Shares.

On September 18, 2015, there were 48,715,751 Common Shares outstanding (which excludes 2,328,296 treasury shares), which, if remaining outstanding through the close of business on September 30, 2015 (the record date for the Meeting), will entitle the holders thereof to notice of, and to vote at, the Meeting.

 Proposal 1

APPROVAL OF AMENDMENTS TO ARTICLES OF ASSOCIATION
TO INCREASE AUTHORIZED SHARE CAPITAL, UPDATE REFERENCES TO COUNTRY OF DOMICILE AND ENABLE SENDING OF MATERIALS FOR SHAREHOLDER MEETINGS MORE FLEXIBLY IN ACCORDANCE WITH CURAçAO LAW

Background

Our Board has approved amendments to our Articles of Association to authorize us to issue an additional 16 million Common Shares, which would increase the number of Common Shares that we are authorized to issue to 70 million. In order to enable the authorization of the 16 million additional Common Shares, we are also required to increase our authorized share capital correspondingly, from five hundred and fifty thousand Euro (€ 550,000.00) to seven hundred ten thousand Euro (€ 710,000.00).

Our Board has furthermore approved amendments to our Articles of Association that update references to our country of domicile. Sapiens was incorporated in the Dutch Antilles, but in October 2010, following the dissolution of the Dutch Antilles, it became a resident of the Island of Curaçao. The proposed amendments delete all references in our Articles of Association to the Netherlands or Netherlands Antilles and replace them with references to Curaçao.

Finally, the proposed amendments to our Articles of Association enable our Company to send proxy materials to our shareholders in respect of a general shareholder meeting other than by mail, in accordance with updated Curaçao law, and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication.

The text of the proposed amendments to our Articles of Association, marked against the corresponding current provisions of the articles being amended, is annexed to this proxy statement as Appendix A.

If the amendments are approved by our shareholders, they will become effective upon execution of the relevant notarial deed.

Purpose of the Amendments

We are presently authorized to issue 54 million Common Shares and one million Preferred Shares. As of September 18, 2015, of the 54 million Common Shares authorized, 48,715,751 Common Shares were issued and outstanding, an additional 2,328,296 Common Shares had been repurchased and remain outstanding as treasury shares, 2,261,303 Common Shares were reserved for issuance under our 2011 Share Incentive Plan and an additional 868,045 Common Shares were reserved for issuance under our 2005 Incentive Stock Option Plan and 2003 Share Option Plan, in the aggregate. After adding in those additional shares (total of 54,173,395 Common Shares), we do not have any remaining Common Shares available for issuance by the Company under our current authorized capital.

The 16 million additional Common Shares to be authorized pursuant to this proposal would provide needed flexibility for future financial and capital requirements so that we can take proper advantage of propitious market conditions and pursue potential underwritten offerings or other financing activities that involve issuances of our shares. We could also utilize the additional authorized shares for potential business acquisitions and other business opportunities. Additional Common Shares would also be available to us for stock dividends or splits should our Board of Directors decide that it would be desirable, in light of market conditions then prevailing, to broaden the public ownership of, and to enhance the market for, our Common Shares. The additional shares would be available for issuance for these and other purposes, subject to the laws of Curaçao and the listing rules of the NASDAQ Stock Market (“NASDAQ”) and the TASE, at the discretion of our Board, without, in most cases, the delays and expenses attendant to obtaining further shareholder approval. To the extent required by Curaçao law or NASDAQ or TASE rules, shareholder approval will be solicited in the event Common Shares are to be issued in connection with a merger.

The purpose of the amendments to our Articles of Association that update references to our country of domicile is merely technical, as those amendments are intended to reflect political changes to our country of domicile since our Articles of Association were originally adopted. Those amendments will not impact the rights of our shareholders in any manner.

The amendments to our Articles of Association that enable us to send proxy materials to our shareholders in respect of a general shareholder meeting other than by mail, and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication, are meant to modernize, and to provide greater flexibility for, our proxy solicitation process.

Possible Effects of the Amendments Increasing Authorized Share Capital

Upon issuance, the additional Common Shares authorized would have rights identical to the currently outstanding Common Shares. Adoption of the amendments to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of existing shareholders, absent actual issuance of additional Common Shares in the future. A stock split, should it be effected, would reduce our earnings per share, but would not affect voting rights of current shareholders, as each shareholder would continue to hold the same percentage interest in Sapiens.

Although our Board does not consider the proposed amendments to our Articles of Association that increase our share capital to be an antitakeover proposal, the ability to issue additional Common Shares could also be used to discourage hostile takeover attempts of Sapiens. Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of Sapiens, or the Board could adopt a shareholders’ rights plan that would provide for the issuance of additional Common Shares in the event of certain purchases not approved by the Board.

Proposed Resolutions

We are proposing adoption by our shareholders of the following resolutions:

RESOLVED, to amend Articles 4.1, 4.4 and 4.13 of Sapiens’ Articles of Association in order to increase the number of authorized Common Shares, and the authorized share capital, of Sapiens, as set forth in Appendix A to the Proxy Statement with respect to the Meeting; and be it

FURTHER RESOLVED, to amend Articles 1.3, 4.7.7, 9.2.3, 9.8, 9.9 and 14.2 in order to replace references therein to “Netherlands” or the “Netherlands Antilles” with “Curaçao”, as set forth in Appendix A to the Proxy Statement with respect to the Meeting; and be it

FURTHER RESOLVED, to amend Articles 9.12, 13.4, 14.3 and 16.1 in order to conform such articles with the current language of Curacao statutory law and to enable us to send proxy materials to our shareholders in respect of a general shareholder meeting other than by mail, and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication, as set forth in Appendix A to the Proxy Statement with respect to the Meeting; and be it

FURTHER RESOLVED, to authorize The United Trust Company N.V. to execute the Deed of Amendment of Sapiens’ Articles of Association and to perform any and all acts as the Company’s attorneys deem required in that respect.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the above-described amendments to our Articles of Association. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 1.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the foregoing resolutions that approve amendments to our Articles of Association that increase the authorized number of Common Shares and authorized share capital of our Company, update references to our country of domicile and provide greater flexibility for our proxy solicitation process.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the form of proxy being made available to shareholders will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to vote their proxies and/or to submit their voting instruction cards in accordance with the instructions provided in this Proxy Statement promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the enclosed proxy or voting instruction card is properly executed and submitted in time for voting, or a voting authorization is otherwise submitted to a broker, trustee or nominee by other means, including via the internet (at www.proxyvote.com), and a choice is specified, the shares represented thereby will be voted as indicated by a shareholder. If no specification is made, the proxy or other voting authorization will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2015, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the “Investors” section of our website at www.sapiens.com. In addition, on September 24, 2015, we furnished a report on Form 6-K publishing the notice of the Meeting. Shareholders may obtain a copy of these documents without charge at www.sapiens.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with and/or to the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

You can also access our reports filed with the Israel Securities Authority (the “ISA”), on the MAGNA site, which has an address of www.magna.isa.gov.il.

By Order of the Board of Directors

Roni Al Dor

Director, President and Chief Executive Officer

Curaçao

September 24 , 2015

APPENDIX A

TEXT OF AMENDMENTS TO SAPIENS INTERNATIONAL CORPORATION N.V.

ARTICLES OF ASSOCIATION PURSUANT TO
PROPOSAL 1 AT SPECIAL GENERAL MEETING OF SHAREHOLDERS

(AMENDMENTS ARE MARKED AGAINST TEXT OF EXISTING ARTICLES)

Article ~~1~~I.paragraph 3 shall be amended and restated in its entirety to read as follows:

1.3	The Company has its statutory seat in Curaçao and may have branches and/or branch offices outside of Curaçao  ~~the Netherlands Antilles~~.

Article IV paragraph 1 shall be amended and restated in its entirety to read as follows:

4.1.	The Company has a nominal capital (nominal capital being the sum of the par values of all of the issued shares in the Company's capital stock at any time) —divided in shares of one Eurocent {€ 0.01) . The maximum nominal capital of the Company shall be seven hundred and ten thousand ~~five hundred and fifty thousand~~ Euro (€ ~~55~~710,000.00) divided into (a) ~~fifty-four~~ seventy million (~~54~~70,000,000) common shares with a par value of one Eurocent (€ 0.01) each (the “Common Shares”) and (b) one million (1,000,000) preferred shares with a par value of one Eurocent (€ 0.01) each, which may be- issued in separate series (the “Preferred Shares”).

Article IV paragraph 4 shall be amended and restated in its entirety to read as follows:

4.4.	Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that such consideration shall not be less than par value and provided that no Common Shares can be issued, if, as a result of such issue, the number of issued Common Shares may become more than ~~fifty-four~~ seventy million (~~54~~70,000,000) and that no Preferred Shares can be issued, if, as a result of such issue, the number of issued Preferred Shares may become more than one million (1,000,000).

Article IV paragraph 7 sub (g) 7 shall be amended and restated in its entirety to read as follows:

4.7.(g).	any other terms and conditions of such series or class which are not inconsistent with these Articles of Association or ~~Netherlands Antilles~~ the law of Curacao.

Article IV paragraph 13 shall be amended and restated in its entirety to read as follows:

4.13.	The Board of Directors is entitled to issue warrants and options to subscribe for Common Shares for such consideration and on such terms as determined by the Board of Directors or a duly appointed committee thereof provided, however, that no rights to acquire Common Shares can be issued, if, as a result of the exercise of such right, the number of issued Common Shares will become more than ~~fifty-four~~ seventy million (~~54~~ 70,000,000). Warrants and options to subscribe for Common Shares may also be issued to directors, former directors, officers and other persons employed or formerly employed by the Company or whose services are otherwise contracted by the Company.

Article IX paragraph 2 sub (c) shall be amended and restated in its entirety to read as follows:

9.2.(c)	providing for the payment for shares by means other than by legal tender of ~~the~~ Curacao ~~Netherlands Antilles~~.

Article IX paragraph 8 shall be amended and restated in its entirety to read as follows:

9.8	Directors need not be ~~Netherlands~~ citizens or residents of Curacao ~~the Netherlands Antilles~~ or shareholders of the Company. A legal entity may be appointed director.

Article IX paragraph 9 shall be amended and restated in its entirety to read as follows:

9.9.	A majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the majority of the directors present, in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. Meetings of the Board of Directors may be held in or outside of Curacao ~~the Netherlands Antilles~~.

Article IX paragraph 12 shall be amended and restated in its entirety to read as follows:

9.12	When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with if all the directors shall consent in writing to such action taken or being taken. Directors may ~~by telegram, cable or other writing~~ appoint a proxy in writing (including in the following articles of association, by the serving of a writ, by telegram, telefax, telex, e-mail or other word processing means of telecommunication), to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company.

Article XIII paragraph 4 shall be amended and restated in its entirety to read as follows:

13.4	~~Notice of~~ General Meetings of Shareholders, whether annual General Meetings or special General Meetings, shall be convoked in writing ~~stating the time and place of the meeting, shall be mailed to each shareholder at the address thereof appearing in the Register~~ not less than twelve (12) (excluding the day of the notice and the day of the General Meeting of Shareholders) nor more than sixty (60) days prior to the date of the meeting in question. The convocation (stating the time and place of the meeting and the subjects to be dealt with) as well as all of the other documentation pertinent thereto, shall be sent to all shareholders, managing directors and other persons entitled to attend the General Meeting of Shareholders.

Article XIV paragraph 2 shall be amended and restated in its entirety to read as follows:

14.2	Special Class Meetings do not have to be held in Curacao ~~the Netherlands Antilles~~. Special Class Meetings shall be held as often as the Board of Directors deems necessary or after holders of shares in the class concerned representing at least ten per cent (10%) of the total issued and outstanding amount of shares in that class shall request the Board of Directors to convene such meeting to be held within a period of ten weeks after such request has been made. In the event a notice of convocation has not been made by the Board of Directors within a period of fourteen days after the request has been made, the requesting holders of shares in the class to be convened are authorized to give notice of the meeting themselves, in which event the Registrar shall, upon their request, send the notices referred to ~~in paragraph 14.4~~ this Article XIV of these Articles of Association within fourteen (14) days after such request was made to the Registrar.

Article XIV paragraph 3 shall be amended and restated in its entirety to read as follows:

14.3	Special Class Meetings shall be convoked in writing. The convocation (stating the time and place of the meeting and the subjects to be dealt with) as well as all of the other documentation pertinent thereto, shall be sent to the holders of shares of that special class  ~~stating the time, date and place of the meeting shall be mailed to each shareholder at the address thereof appearing in the Register,~~ not less than twelve (12) nor more than sixty (60) days prior to the date of the Special Class Meeting concerned.

Article XVI paragraph 1 shall be amended and restated in its entirety to read as follows:

16.1	Except as otherwise provided herein, no action may be taken at any General Meeting of Shareholders or Special Class Meeting unless a quorum, consisting of the holders of at least one-half of the outstanding Shares having voting rights or one-half of such class, as applicable, are present at the meeting in person or by proxy, appointed in writing.